Exhibit 11
Statement Re: Computation of Per Share Earnings
(unaudited)

	Three Months Ended				Six Months Ended
	April 30,				April 30,
	2006		2005		2006		2005
(in thousands, except per share data)
	Basic	Diluted	Basic	Diluted	Basic	Diluted	Basic	Diluted

Net income	$3,929	$3,929	$3,299	$3,299	$6,962	$6,962	$6,329	$6,329

Weighted-average shares
outstanding	6,291	6,291	6,193	6,193	6,291	6,291	6,131	6,131

Dilutive effect of stock options	--	86	--	177	--	86	--	176
	6,291	6,377	6,193	6,370	6,291	6,377	6,131	6,307

Income per common share	$ 0.62	$ 0.62	$ 0.53	$ 0.52	$ 1.11	$ 1.09	$ 1.03	$1.00